Filed by GSR III Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Terra Innovatum s.r.l.

Commission File No.: 333-287271-01

Terra Innovatum Announces Post-Closing Board of Directors and Nominates Former Framatome CEO Katherine Williams as Chair

●	Led by former Framatome CEO Katherine Williams as Chair, diversified Board to be comprised of seasoned technology and nuclear industry leaders with public company experience and expertise across the nuclear value chain—from fuel cycle and regulatory licensing to large-scale project execution and commercialization

●	Directors bring a mix of relevant global leadership experience, investment expertise, and commercial networks as current and former C-Suite executives, Board directors, academics and advisors

NEW YORK, NY and AUSTIN, TX / GLOBE NEWSWIRE / September 4, 2025 / – Terra Innovatum Srl (“Terra Innovatum,” or the “Company”), a developer of micro-modular nuclear reactors, and GSR III Acquisition Corp. (Nasdaq: GSRT), a publicly traded special purpose acquisition company, today announced the nominees for Terra Innovatum’s Board of Directors to be appointed upon closing of the proposed business combination with GSRT.

The new Board of Directors will be comprised of five independent directors:

●	Ms. Katherine Williams, former CEO at Framatome, Independent Chair Nominee,

●	Mr. Rex Jackson, former CFO at ChargePoint Inc. (NYSE: CHPT), Independent Director Nominee,

●	Dr. Martha Crawford, Operating Partner at Macquarie Group, former Executive Vice President of Innovation at Areva (now Orano), Independent Director Nominee,

●	Dr. Michael Howard, Chair of the World Energy Council and former President and CEO at Electric Power Research Institute, Independent Director Nominee,

●	Mr. Peter Hastings, former Vice President of Regulatory, Quality and Public Affairs at Kairos Power, Independent Director Nominee,

And four Terra Innovatum executives:

●	Dr. Alessandro Petruzzi, Co-Founder and Chief Executive Officer, Director Nominee,

●	Dr. Cesare Frepoli, Co-Founder, Chief Operating Officer, and Director of Licensing and Regulatory Affairs, Director Nominee,

●	Dr. Massimo Morichi, Partner, Chief Strategy Officer, and SOLO Safeguards Director, Director Nominee, and,

●	Mr. Guillaume Moyen (MBA), Partner, Chief Financial Officer, Director Nominee.

“Our proposed Board consists of highly accomplished industry leaders who have the perfect mix of skills and backgrounds to guide Terra Innovatum’s strategy and who are committed to driving long-term value for our shareholders,” said Alessandro Petruzzi, Co-Founder & Chief Executive Officer of Terra Innovatum. “Together, the Board brings vast expertise in global energy executive leadership, finance, and governance, experience scaling innovative energy solutions, and deep knowledge of the nuclear regulatory and licensing process. We are excited to work closely with the Board to accelerate our mission to bring low-cost, zero-carbon, and reliable energy to the point of demand.”

Giordano Morichi – Partner, Chief Business Development Officer & Investor Relations continued: “The strength of this Board lies in its end-to-end nuclear expertise, which directly supports Terra Innovatum’s ability to bring our technology from proven design to market deployment. Their collective knowledge—from engineering and regulatory processes to execution and commercialization—will support the company in its path to market.”

Independent Director Quotes & Biographies:

Ms. Katherine Williams: “I am honored to serve as Chair of the Board of Terra Innovatum and to help guide the company's mission of advancing micro-reactor technology for the U.S. market and beyond. With this world-class leadership team, I look forward to helping redefine what’s possible in the nuclear sector, bringing innovative safe and decentralized modular solutions to customers.”

Katherine is a seasoned nuclear energy executive with over 40 years of leadership in finance and senior management. She currently serves as Chief Financial Officer of Solestiss LLC, a management consulting company in the energy sector. Previously, she was President and CEO of Framatome. During her over 20 years at Framatome, she held multiple leadership roles in the U.S. and at the company’s global headquarters in Paris, including CFO for North American operations and several global business groups. Prior to Framatome, Ms. Williams held financial management positions at DuPont, Westinghouse, and Duke Energy. She has been recognized with the French Medal of Honor for civil service to the nuclear industry in France and the U.S. Department of State Meritorious Honor award for her support to government agencies. Williams is a results-driven, forward-thinking executive with extensive experience in corporate leadership, governance, and strategic advisory roles across both government and commercial nuclear sectors. She holds a B.S. in Business Administration from the College of Charleston and an MBA from the University of Pittsburgh.

Mr. Rex S. Jackson: “I am thrilled to be part of the Terra Innovatum Board of Directors. I am confident we will successfully transition to a full-fledged NASDAQ-listed company and move quickly to scale up the business.”

Rex is a senior finance and legal executive with extensive private and public company experience, including two public offerings, over $2 billion in capital raised, over 30 acquisitions, and private and public board service. Most recently, Mr. Jackson served as CFO of ChargePoint Holdings, Inc. (NYSE: CHPT), a provider of home, commercial and fleet charging infrastructure solutions for electric vehicles. Since 2005, he served in a variety of financial leadership roles, including CFO of Gigamon Inc., Rocket Fuel Inc., Symyx Technologies, Inc., and acting CFO of Synopsys, Inc. Prior, he held General Counsel and other executive positions with Avago Technologies Limited, AdForce, Inc., Read-Rite Corporation and Kennedy-Wilson, Inc. Mr. Jackson served on the board of directors of EMCORE Corporation from 2015 to 2024 and Energous Corporation from 2014 to 2019. Mr. Jackson holds a B.A. from Duke University and a J.D. from Stanford University.

Dr. Martha J. Crawford: “I am delighted to join the board of Terra Innovatum, as I have always believed that safe nuclear energy is the key to a sustainable future. I look forward to working with the team to bring this innovative, safe and cost-effective micro-reactor to production and deployment.”

Martha is an accomplished energy and technology executive, public company board director, and advisor with over 30 years of experience helping companies scale low-carbon solutions, from R&D to commercialization. Dr. Crawford is currently an independent board director at Houston American Energy Corporation (NYSE: HUSA) and Blink Charging Co. (NASDAQ: BLNK) and previously served on the boards of biotech company Ipsen Pharma, as well as Altran (acquired by CapGemini in 2020), and Suez SA. In addition, Dr. Crawford serves as senior adviser to several private companies owned by private equity funds (Macquarie, Partners Group, Blue Wolf Capital), scaling businesses in environmental services and low-carbon solutions in North America. From 2016 through 2019, as Senior Lecturer at Harvard Business School, she taught courses on leadership and corporate governance, and new business models fueled by energy innovation. Previously, Dr. Crawford served as principal administrator of the Organization for Economic Cooperation and Development’s Environmental Performance Review program. Dr. Crawford earned her MS and Ph.D degrees in Chemical and Environmental Engineering from Harvard University and her MBA from the French College des Ingenieurs. She also holds a CIBE in private equity and venture capital finance from Columbia Business School.

Dr. Michael W. Howard: “I am honored to join the Board of Terra Innovatum. Drawing on my experience in guiding innovation across global electric systems, I look forward to supporting this team as they work to integrate their solution safely and effectively into our electricity infrastructure.”

Michael brings over 40 years of leadership experience spanning the energy sector, supporting the advancement of innovative solutions as current Chair of the World Energy Council, CEO Emeritus of Electric Power Research Institute (EPRI), a $500 million global organization focused on addressing energy reliability and safety challenges in the U.S., and advisor to venture capital firm Lime Rock New Energy. Since his appointment as President and CEO of EPRI in 2010, Dr. Howard led the development of technological innovations related to electricity production, delivery, and consumption, including advancements in nuclear power, renewable energy, energy storage, and electric vehicles. From 1999 to 2005, Dr. Howard was the President and CEO of EPRI PEAC Corporation, a technology-driven power electronics company that offered power quality solutions to large industrial customers and electric utility companies, which was acquired by EPRI in 1999. In 1989, Dr. Howard co-founded Scientific Imaging Solutions, Inc., a technology company specializing in advanced image processing systems for automated microscopic material and biological image analysis. From 1992 to 1999, Dr. Howard joined Beta Development Corporation, a venture capital firm that provided equity and debt investment to early-stage tech companies while serving as an adjunct professor at the University of Tennessee, where he taught various master’s and Ph.D. courses in Industrial and Systems Engineering. Dr. Howard earned his B.S. in Electrical Engineering from the University of Tennessee, his M.S. in Business and Engineering from the University of Pittsburgh, and his Ph.D. from the University of Tennessee’s College of Engineering, focusing his dissertation on advanced artificial intelligence.

Mr. Peter Hastings: “Making a contribution to near-term deployment of this original technology - while positively impacting the entire spectrum of sustainable global development goals - truly resonates with me. I am delighted to join the board and look forward to making a difference.”

Peter is a nuclear engineering, licensing, and fuel expert and former Vice President of Regulatory, Quality and Public Affairs at Kairos Power with more than 40 years of professional experience. Since joining Kairos Power in 2018, Mr. Hastings led teams responsible for licensing and siting activities, reliability engineering, quality assurance, nuclear safeguards and security, internal and external communications and community engagement, and government affairs. Prior to joining Kairos, Mr. Hastings founded The Hastings Group in 2015, a management and regulatory advisory firm, supporting the Electric Power Research Institute, the Nuclear Energy Institute, the Nuclear Innovation Alliance, the Tennessee Valley Authority, Southern Company, and several advanced reactor developers. He also held previous positions with Generation mPower, Duke Energy, and NuStart Energy Development. He has served on the US Nuclear Industry Council and was Chairman of its Advanced Reactor Working Group, was Chair of the Nuclear Energy Institute’s Advanced Reactor Regulatory Working Group, Vice Chair of the World Nuclear Association’s CORDEL Working Group and Chair of its Small Modular Reactor Task Force, Chair of the US High-Temperature Reactor Technology Working Group, and appointed member of the US Chamber of Commerce Civil Nuclear Trade Advisory Committee. Mr. Hastings earned his B.S. in nuclear engineering from NC State University and is a registered Professional Engineer in North and South Carolina.

For additional details on the Board of Directors and the proposed business combination, please refer to Terra Innovatum and GSRT’s latest S-4 filing, filed with the U.S. Securities and Exchange Commission on September 3, 2025.

ABOUT TERRA INNOVATUM & SOLOTM

Terra Innovatum's mission is to make nuclear power accessible. We deliver simple and safe micro-reactor solutions that are scalable, affordable and deployable anywhere 1 MWe at a time.

Terra Innovatum is a pioneering force in the energy sector, dedicated to delivering innovative and sustainable power solutions. Terra Innovatum plans to leverage cutting-edge nuclear technology through the SOLO™ Micro-Modular Reactor (SMR™) to provide efficient, safe, and environmentally conscious energy. With a mission to address global energy shortages, Terra Innovatum combines extensive expertise in nuclear industry design, manufacturing, and installation licensing to offer disruptive energy solutions. Committed to propelling technological advancements, Terra Innovatum and SOLO™ are dedicated to fostering prosperity and sustainability for humankind.

It is anticipated that SOLO™ will be available globally within the next three years. Conceptualized in 2018 and engineered over six years by experts in nuclear safety, licensing, innovation, and R&D, SOLO™ addresses pressing global energy demands with a market-ready solution. Built from readily available commercial off-the-shelf components, the proven licensing path for SOLO™ enables rapid deployment and minimizes supply chain risks, ensuring final cost predictability. Designed to adapt with evolving fuel options, SOLO™ supports both LEU+ and HALEU, offering a platform ready to transition to future fuel supplies.

SOLO™ will offer a wide range of versatile applications, providing CO2-free, behind-the-meter, and off-grid power solutions for data centers, mini-grids serving remote towns and villages, and large-scale industrial operations in hard-to-abate sectors like cement production, oil and gas, steel manufacturing, and mining. It also has the ability to supply heat for industrial applications and other specialized processes, including water treatment, desalination and co-generation. Thanks to its modular design, SOLO™ can easily scale to deliver up to 1GW or more of CO2-free power with a minimal footprint, making it an ideal solution for rapidly replacing fossil fuel-based thermal plants. Beyond electricity and heat generation, SOLO™ can also contribute to critical applications in the medical sector by producing radioisotopes essential for oncology research and cancer treatment.

To learn more, visit: www.terrainnovatum.com.

CONTACTS

Giordano Morichi
Partner, Chief Business Development Officer & Investor Relations
Terra Innovatum Srl
E: g.morichi@terrainnovatum.com
W: www.terrainnovatum.com

Anantha Ramamurti

President, Chief Financial Officer

GSR III Acquisition Corp

E: anantha@gsrspac.com

P: (949) 468-7434

Nicholas Hresko-Staab

Vice President

Investor & Media Relations
Alliance Advisors IR
E: TerraIR@allianceadvisors.com

IMPORTANT INFORMATION FOR SHAREHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with their pending business combination, a Dutch public limited liability company (“Pubco”), GSR III Acquisition Corp. (“GSRT”) and Terra Innovatum s.r.l. (“Terra Innovatum” and, together with GSR III and Pubco, the “Registrant Parties”) have filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus of Pubco relating to the offer of securities to be issued in connection with the business combination, and a preliminary proxy statement of GSRT to be distributed to holders of GSRT’s ordinary shares in connection with GSRT’s solicitation of proxies for a vote by GSRT’s shareholders with respect to the Business Combination and other matters described in the Registration Statement. The Registrant Parties also plan to file other documents with the SEC regarding the business combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of GSRT. INVESTORS OF THE REGISTRANT PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about the Registrant Parties once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by GSRT may be obtained free of charge by written request to GSRT at 5900 Balcones Drive, Suite 100, Austin TX 78731.

PARTICIPANTS IN THE SOLICITATION

Each of the Registrant Parties, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of GSRT is set forth in GSRT’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their direct and indirect interests will be set forth in the Registration Statement (and will be included in the proxy statement/prospectus) and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

FORWARD LOOKING STATEMENTS

The statements contained in this press release that are not purely historical are forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this press release are based on our current expectations and beliefs concerning future developments and their potential effects on GSRT and the other Registrant Parties. There can be no assurance that future developments affecting GSRT and the other Registrant Parties will be those that we have anticipated. These forward-looking statements speak only as of the date this press release is delivered and involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against GSRT, any of the Registrant Parties, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of GSRT or the SEC’s declaration of the effectiveness of the Registration Statement (which will include the proxy statement/prospectus contained therein) to be filed by the Registrant Parties or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability of Pubco to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Terra Innovatum as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination, including the reorganization described in the business combination agreement; (9) changes in applicable laws or regulations; (10) the possibility that the Registrant Parties or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the amount of redemption requests made by GSRT shareholders and (12) other risk factors described herein as well as the risk factors and uncertainties described in the Form S-4 and GSRT’s other filings with the SEC, as well as any further risks and uncertainties to be contained in the proxy statement/prospectus filed after the date hereof. In addition, there may be additional risks that neither GSRT nor any of the other Registrant Parties presently know, or that GSRT or the other Registrant Parties currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward- looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

None of GSRT, the other Registrant Parties, or any of their respective affiliates, officers, employees or agents, makes any representation or warranty, either express or implied, in relation to the fairness, reasonableness, adequacy, accuracy, completeness or reliability of the information, statements or opinions, whichever their source, contained in this press release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. GSRT, the other Registrant Parties and their respective affiliates, officers, employees and agents further expressly disclaim any and all liability relating to or resulting from the use of this press release and any errors therein or omissions therefrom. Further, the information contained herein is preliminary, is provided for discussion purposes only, is only a summary of key information, is not complete and is subject to change without notice.

In addition, the information contained in this press release is provided as of the date hereof and may change, and neither GSRT nor the other Registrant Parties undertakes any obligation to update or revise any forward- looking statements, whether as a result of new information, inaccuracies, future events or otherwise, except as may be required under applicable securities laws.

The following is a LinkedIn post made by Terra Innovatum s.r.l. on September 4, 2025.